Sub-Item 77D


The principal investment strategy for the Firsthand Technology Opportunities Fund (formerly named Firsthand e-Commerce Fund prior to May 1, 2010) changed effective April 30, 2010. Beginning on April 30, 2010, the Fund invests at least 80% of its assets in high-technology companies in the industries and markets that the Fund's investment adviser believes hold the most growth potential within the technology sector. After that date, the Fund will no longer be restricted to investing that portion of its assets in securities of e-commerce companies.